UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 11, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
("Harmony" or "the Company")

OPERATIONAL UPDATE for the three months ended 30 September 2021 (“Q1FY22”)
DE-RISKED PORTFOLIO DRIVES QUARTER-ON-QUARTER PRODUCTION GROWTH
Johannesburg, South Africa. Thursday, 11 November 2021. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to report our operational performance for the three months ended 30 September 2021 (“Q1FY22”).
Overview
The operational results for the first quarter of the financial year 2022 were underpinned by a diversified and de-risked portfolio. Newly acquired assets and assets that we have reinvested in, now represent 62% of operating free cash flow, while our surface source operations accounted for 34% of operating free cash flow this quarter. Assets which have been in Harmony’s portfolio for many years accounted for only 4% of the operating free cash flow this quarter, which illustrates how we have transformed our portfolio through the acquisition of quality ounces. Harmony’s re-engineered portfolio has shown a 27% increase in underground tonnes milled for the September 2021 quarter when compared to the September 2020 quarter and a 26% increase in gold production from our underground mines. Total gold production was 32% higher this quarter when compared to Q1FY21.
Some of the key highlights in Q1FY22 include a 3% increase in production by the surface source operations and a 4% increase in tonnes milled by the underground operations. The quarter-on-quarter increase in underground production was on the back of improved grades and tonnes milled at our Moab Khotsong, Kusasalethu, Target 1 and Doornkop operations. Overall production was more or less steady quarter-on-quarter with 12 868kg (413 714oz) of gold produced in Q1FY22 compared to 12 786kg (411 078oz) produced in Q4FY21. Encouragingly, total production excluding Mponeng and related assets and Unisel mine (which was closed in October 2020) – delivered an additional 6% of gold production compared with the September 2020 quarter as a result of higher tonnes milled as production normalised post the Covid-19 disruptions and improved efficiencies on the back of various optimisation projects.
Harmony’s balance sheet remains strong, with net debt to EBITDA now at 0.05 times at the end of the quarter (0.1 times in the previous quarter) as we further reduced our net debt by R139 million (US$9 million) to R454 million (US$30 million).
The Company’s strategy remains unchanged – delivering on safe profitable ounces and increasing margins, while focusing on our four strategic pillars namely: responsible stewardship, operational excellence, cash certainty and effective capital allocation. A quality portfolio, deleveraged balance sheet, commitment to best environment, social and governance (ESG) practices and an exciting pipeline of projects will ensure Harmony continues to create value for all shareholders and stakeholders.

THREE MONTHS OF THE FINANCIAL YEAR 2022 (“Q1FY22”) – KEY OPERATIONAL METRICS*

	Unit	Q1FY22	Q4FY21	Q-on-Q (%)	Q1FY21	Y-on-Y (%)	Comments (Q-on-Q)
Gold price	R/kg	832 756	803 207	4	922 398	(10)	Higher gold price received was mainly due to a weaker rand
Underground yield	g/t	5.27	5.44	(3)	5.31	(1)	Lower grade as a result of safety-related stoppages at high-grade panels at Mponeng, Moab Khotsong and Tshepong South and reduced recoveries at Harmony One plant
Adjusted EBITDA#	Rm	1 786	1 544	16	2 457	(27)	Driven predominantly by a higher gold price received
Adjusted EBITDA margin	%	16	14	14	27	(41)
Gold produced total	kg	12 868	12 786	1	9 758	32	Stable gold production as a result of improved production at Moab Khotsong, Kusasalethu, Doornkop and surface source business
	oz	413 714	411 078	1	313 725	32
Production – South Africa	kg	11 730	11 596	1	8 775	34	Stable gold production as a result of improved production at Moab Khotsong, Kusasalethu, Target 1, Doornkop and surface source operations
Production – Hidden Valley	kg	1 138	1 190.00	(4)	983	16	Lower production due to reduction in grade as a result of predominantly stockpile material being fed to the mill, with ore delivery from Stage 6 impacted by geotechnical and dewatering constraints
All-in sustaining cost (“AISC”)	R/kg	795 086	729 680	(9)	728 465	(9)	Higher winter electricity tariffs and decrease in grade as a result of safety incidents and lower plant recoveries
	US$/oz	1 691	1 607.00	(5)	1 341	(26)
*    The financial information has not been reviewed by the Company’s Auditors
#    The Company reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) and non-recurring events. For the reporting period, the non-recurring events include the gain on bargain purchase and acquisition-related costs. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity

RESPONSIBLE STEWARDSHIP
The Company continues to place a strong focus on our ESG initiatives as a good corporate citizen. We believe in full transparency and adherence to global best practice. As part of our commitment to open and transparent disclosure, the ESG report and Taskforce for Climate-related Financial Disclosure (TCFD) report are now available as part of the suite of reports for FY21 which were published on 28 October 2021. These reports can be accessed at www.harmony.co.za.
Every effort is made to ensure the safety of the close to 60% (almost 30 000 people) of our workforce actively involved in mining operations every day. We believe that zero loss of life is possible. Our Humanistic Transformation Programme, or Thibakotsi journey, is aimed at all employees and contractors and will create a pro-active safety culture and an environment where employees at all levels live the company values and experience high levels of engagement, mutual trust, respect, and hope. Through continual reinforcement, we believe we can embed a changed behaviour with a positive attitude towards safe living and working. Through this change in behaviour we will see a significant reduction in accidents and ultimate elimination of loss of life.
Although we are making progress in creating safer working areas, loss-of-life incidents still do occur for numerous reasons. Each incident is meticulously investigated, scrutinised and learnt from to ensure we eliminate and reduce the chance of re-occurrence. Tragically, three employees lost their lives during the quarter:
1.On 15 July 2021 at Tshepong Operations, Mr Thembile Simon Mabala was caught by a scraper winch rope during sweeping operations.
2.On 6 August 2021 at Moab Khotsong, Mr Pule Jan Mokhatsi was busy with cleaning operations in a stope panel when a gravity-related fall of ground occurred.
3.On 1 September 2021 at Mponeng, Mr Richard Mohapi was busy with drilling operations in a stope panel when a seismic-related fall of ground occurred.
The management of Harmony sends their heartfelt condolences to families, friends and colleagues of those who lost their lives with assurances to all our stakeholders that we are doing all we can to eliminate these tragedies.
It takes time to carefully assess and plan which underground areas are in fact safe enough to mine and change embedded behaviour. We exclude unsafe areas from our operational plans – even if it means that we sacrifice production ounces. All our employees are encouraged to notify their line managers of areas they deem unsafe and every person has the right to not enter an area if they do not feel completely safe to do so. Harmony distributes digital reports on a daily basis to all of our mining staff highlighting any potential risks which helps awareness whilst encouraging a mindset prioritising safety above all else.
During the past quarter, our lost time injury frequency rate (LTIFR) improved from 6.10 to 6.04 per million hours worked compared to the last quarter. The fall of ground injury frequency rate (FOGIFR) improved from 1.53 to 1.48 per million hours worked. Seismicity, fatigue and poor discipline were among the reasons for a regression in the reportable injury frequency rate (RIFR) from 3.49 to 4.24 and the fatal injury frequency rate (FIFR) regressing from 0.00 to 0.12 per million hours worked.
We had some notable achievements during the quarter and it is important to give credit to all Harmony employees who helped achieve these important milestones as we strive for a safe working environment:
•At the end of Q4FY21, Harmony’s South African operations recorded 107 fatal-free days – which represents 3 259 048 fatal-free shifts. Furthermore, on 14 July 2021, we recorded 121 fatal-free days and 3 682 069 fatal-free shifts. This is the highest number of fatal-free shifts achieved in Harmony’s history
•Our South African underground operations achieved 3 million fatal-free shifts, of which Tshepong and Doornkop achieved 1 million fatal-free shifts each
•Mponeng and Saaiplaas Plants achieved 39 000 and 22 000 fatal-free production shifts respectively
Please see the Company’s FY21 integrated annual report and website for more information on our safety initiatives and the incidents reported during the quarter: www.harmony.co.za.
Health
Harmony’s vaccination drive – in collaboration with the South African Government and the Minerals Council of South Africa – aimed at vaccinating at least 80% of our employees before the end of November 2021, has progressed exceptionally well. Following various education and engagement initiatives, close to 80% of our employees have received their first vaccination while close to 61% of our workforce is fully vaccinated.
Throughout the Company, we continue with our initiatives to reduce the spread of Covid-19 infections through the implementation of precautionary measures, education, awareness and improved hygiene and infection control practices. Strict adherence to our existing Covid-19 protocols remain in place at all our operations.
Our people
At Harmony, we understand that our people are central to our success. Testimony to this, was the conclusion of a historic three-year wage agreement which saw all five unions signing the wage deal on the same day. As South Africa’s largest gold miner by volume, Harmony has an on-
going and important role to play in creating value for all our stakeholders. Effective capital allocation extends not only to projects and operations, but also to the people who work at Harmony. This in turn creates infinite opportunities through the mining of a finite resource, thereby ensuring the lives of the people and the many host communities who benefit from the Harmony operations are improved each and every day. Also refer to our ESG report for more information: www.harmony.co.za.
Environment
Looking to the future, Harmony’s strategy includes a decarbonisation plan aimed at a greener and more equitable future for all. We are in the process of finalising our short-term emissions targets and our net-zero strategy. We are rolling out the first phase of our renewable energy programme, by erecting a 30MW solar energy plant in the Free State province. The Tier 1 Wafi-Golpu project remains a key deliverable as Harmony entrenches itself as an emerging market copper-gold mining specialist with exposure to green metals. More information can be found in our TCFD and ESG reports: www.harmony.co.za.
PRODUCTION
A 4% higher gold price received of R832 756/kg (US$1 771/oz) in Q1FY22 compared to R803 207/kg (US$1 769/oz) in Q4FY21 and a 1% increase in gold production of 12 868kg (413 714oz) for Q1FY22 compared to 12 786kg (411 078oz), resulted in a 3% growth in gold revenue to R10 959 million (US$749 million) from R10 531 million (US$746 million) in the previous quarter.
Despite the increase in tonnes milled, underground grade declined by 3% to 5.27g/t from the 5.44g/t achieved in the previous quarter. This was primarily a result of the safety incidents which occurred and impacted particularly the high grade panels at Mponeng, as the affected area was temporarily closed for further investigation. Moab Khotsong and the Tshepong Operations were also impacted following the safety incidents at each of the mines during the reporting period. Underground yield was further impacted by a reduction in the gold recovered at the Harmony One and Target plants as a result of inconsistent flow through from the belt to the treatment section. Towards the end of the quarter this was resolved and the average recovered grade of 5.40g/t and 5.57g/t guided for the financial year 2022 will be achieved.
The sequential increase quarter-on-quarter in gold production was largely due to:
•a 4% increase in underground tonnes milled to 1.794 million tonnes from 1.726 million tonnes
•Moab Khotsong saw a 1% increase in grade to 6.88g/t from 6.8g/t but achieved a 10% increase in production on the back of higher tonnes milled

•a significantly higher contribution from Kusasalethu which saw a 39% improvement in grade to 7.39g/t and a 41% improvement in production to 1 271kg (40 864oz) from 904kg (29 064oz)
•a 15% increase in production from Target 1 as grades improved by 13% from 2.97g/t to 3.35g/t
•Doornkop delivered a 9% increase in gold produced at 1 097kg (35 269oz) from 1 007kg (32 376oz) in the previous quarter
•a 21% increase in production from Mine Waste Solutions to 830kg (26 685oz) from 685kg (22 023oz) as well as a 22% increase in grade to 0.13g/t from 0.11g/t
Operating free cash flow for Q1FY22 was down 33% to R921 million (US$63 million) compared to R1 230 million (US$87 million) for the previous three-month period ended 30 June 2021 (“the comparable period”). Operating free cash flow margin decreased from 12% in the previous comparable period to 9% for the reporting period on the back of:
•a 3% decrease in average underground grade to 5.27g/t (5.44g/t at the end of June 2021)
•a 15% decrease in grade at Mponeng on the back of lower volumes blasted post the safety incident and associated stoppages and an 11% decrease in recovered grade at Tshepong
•incentive bonuses which were paid in this reporting period as well as the incremental wage increase on the back of the three-year wage deal
•R442 million increase in services as a result of higher winter tariffs on electricity
At our Papua New Guinea operations (“PNG”), Hidden Valley continues to be impacted by Covid-19 related staffing issues as vaccine hesitancy remains a large problem across PNG. While international travel isolation requirements into PNG for fully vaccinated employees is now no longer required, return travel into Queensland, Australia, now requires an additional three days’ self-isolation with a third polymerase chain reaction (PCR) screen test post the two weeks’ hotel quarantine which all have an impact on work rosters and production at the mine.
Total tonnes mined was up by 57% compared to the previous quarter. The Hidden Valley crushing and overland conveyor circuit throughput of 1 104 556 tonnes was higher by 76% quarter-on-quarter. This is the highest since Q2 FY20 and the first time since then that the total tonnes transported via the overland conveyor circuit exceeded 1 000 000 tonnes for the quarter.
However, geotechnical stability of the eastern wall of the stage 6 pit and lower than planned productivity in the south end of the stage 7 cut back due to soft ground and re-cutting of walls for geotechnical stability did impact the ability to further increase production. Furthermore, the dewatering of the pit during the September 2021 quarter also adversely impacted mining volumes. Lower grade stockpiles were thus processed to supplement the ore feed and this resulted in a 39% decrease in grade from 1.78g/t to 1.08g/t and a 43% reduction in operating free cash to R149 million (US$10 million) from the R260 million (US$18 million) reported in the previous quarter. Silver production for the quarter increased by 41% to 17 358kg (558 077oz) from 12 313kg (395 882oz) on the back of the increase in tonnes milled.
Harmony’s AISC for the reporting period increased by 9% to R795 086/kg from R729 680/kg (an increase of 5% to US$1 691/oz from US$1 607/oz in Q4FY21). The primary driver being the reduction in underground recovered grade, specifically impacted by the safety incidents at Mponeng and Tshepong, the lower plant recoveries in the Free State province which have now been resolved and the lower grade at Hidden Valley (as we continue with stage 6 and 7 cut backs). There are however, improvements in grade at Target 1 and Kalgold, while Joel is seeing a significant improvement in volumes post the completion of the decline project, which will ensure that we meet our annual cost guidance for FY22 of R765 000/kg to R800 000/kg. The Target 1 project is anticipated to be complete in 2022 and Kalgold is also starting to see improved grades and production on the back of an increase in feed grades and milling tonnes.
EXECUTIVE MANAGEMENT
Phillip Tobias, Chief Operating Officer for New Business Development, Corporate Strategy and Projects will be leaving Harmony in November 2021. Beyers Nel, Chief Operating Officer for the South African operations will take over Projects and Johannes van Heerden, Chief Executive Officer for South East Asia will take over New Business Development. We would like to thank Phillip for his valuable contribution to Harmony over the past seven years and wish him well with his future endeavours.
Shela Mohatla, Group Company Secretary, has joined the Group Executive Committee and is now part of the group executive management team. We would like to congratulate Shela on her appointment.
WAFI-GOLPU PROJECT
Harmony and our joint venture partner Newcrest Mining Limited, continue to work with the PNG Government to progress permitting of the Wafi-Golpu Project and obtain a Special Mining Lease. This included engagement with the PNG Government during the quarter regarding potential terms of a Mining Development Contract, which is required for a Special Mining Lease.
As previously advised, the Governor of Morobe Province and the Morobe Provincial Government commenced legal proceedings in the National Court in Port Moresby seeking judicial review of the decision to issue the Environment Permit which was granted in December 2020. On
10 September 2021, the National Court made an interim order staying the Environment Permit pending the determination of the judicial review. However, on 15 September 2021 the State obtained leave from the Supreme Court to appeal that National Court stay order. The judicial review proceeding is now on hold until the State’s appeal against the stay order is decided by the Supreme Court. These events have not impacted project and permitting activities, which continue.
ANNUAL PRODUCTION, COST AND GRADE GUIDANCE
Production guidance for FY22 remains unchanged and is estimated to be between 1.540Moz and 1.630Moz at an all-in sustaining cost of between R765 000/kg to R800 000/kg. Underground recovered grade is planned to be between 5.40g/t and 5.57g/t.
HEDGING
The Company’s hedging strategy is proving to be successful as our approach to hedge more selectively supports stronger margins and cash flows. Realised overall derivative gains for the quarter amounted to R86 million (US$6 million). The average forward Rand gold price on the hedge book has now increased to R1 016 000/kg as at 30 September 2021 from R976 000kg as at 30 June 2021.
CONCLUSION
As a 1.6 million ounce gold producer with an exciting pipeline of projects, we will continue on our growth trajectory to benefit our stakeholders for many years to come. With a re-engineered portfolio, we are a new Harmony – committed to doing what we have always done – mining sustainably and putting our people first.

Hedge position as at 30 September 2021

		FY2022			FY2023				FY2024	Total
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Rand gold
Forward contracts	koz	72	63	52	38	5	—	—	—	230
	R’000/kg	933	1 022	1 070	1 084	1 025	—	—	—	1 016
Dollar gold
Forward contracts	koz	12	11	11	9	9	9	5	1	67
	$/oz	1 606	1 723	1 799	1 911	1 867	1 826	1 842	1 828	1 783
Total gold	koz	84	74	63	47	14	9	5	1	297
Currency hedges
Rand dollar
Zero cost collars	$m	42	27	—	—	—	—	—	—	69
	Floor R/$	16.93	17.99	—	—	—	—	—	—	17.34
	Cap R/$	18.54	19.65	—	—	—	—	—	—	18.98
Forward contracts	$m	9	8	—	—	—	—	—	—	17
	R/$	18.41	18.71	—	—	—	—	—	—	18.55
Total dollar	$m	51	35	—	—	—	—	—	—	86
Dollar silver
Zero cost collars	koz	335	315	285	285	270	155	45	—	1 690
	Floor $/oz	19.52	20.05	20.43	24.39	25.97	25.98	26.30	—	22.40
	Cap $/oz	21.35	22.05	22.49	27.02	29.00	29.24	29.52	—	24.79

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

		Year ended	SOUTH AFRICA
UNDERGROUND PRODUCTION
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	TOTAL UNDER- GROUND
Ore milled	- t'000	Sep-21	445	268	237	57	119	248	119	172	129	1 794
		Jun-21	435	247	241	60	102	227	117	170	127	1 726
Yield	- g/tonne	Sep-21	4.20	6.88	7.01	8.47	3.14	4.42	3.35	7.39	3.56	5.27
		Jun-21	4.74	6.80	8.24	8.58	3.94	4.44	2.97	5.32	3.87	5.44
Gold produced	- kg	Sep-21	1 870	1 843	1 661	483	374	1 097	399	1 271	459	9 457
		Jun-21	2 061	1 680	1 987	515	402	1 007	348	904	492	9 396
Gold sold	- kg	Sep-21	1 890	1 879	1 659	489	378	1 142	358	1 331	464	9 590
		Jun-21	2 091	1 634	2 049	522	409	973	345	911	499	9 433
Gold price received	- R/kg	Sep-21	836 664	836 334	878 547	836 084	836 550	832 151	840 053	834 670	837 194	843 149
		Jun-21	801 295	799 168	858 339	801 791	800 641	799 190	799 049	800 357	802 385	812 984
Gold revenue¹	(R'000)	Sep-21	1 581 295	1 571 472	1 457 510	408 845	316 216	950 317	300 739	1 110 946	388 458	8 085 798
		Jun-21	1 675 507	1 305 841	1 758 736	418 535	327 462	777 612	275 672	729 125	400 390	7 668 880
Cash operating cost (net of by-product credits)	(R'000)	Sep-21	1 354 042	1 085 430	1 194 459	324 413	337 663	642 117	459 911	830 797	396 622	6 625 454
		Jun-21	1 272 899	981 616	1 010 327	302 128	296 301	584 342	427 523	736 223	365 385	5 976 744
Inventory movement	(R'000)	Sep-21	17 179	(15 605)	(15 283)	3 683	3 032	28 342	(36 089)	50 749	3 639	39 647
		Jun-21	19 871	(11 684)	32 623	2 243	1 953	(25 351)	(2 080)	1 715	8 661	27 951
Operating costs	(R'000)	Sep-21	1 371 221	1 069 825	1 179 176	328 096	340 695	670 459	423 822	881 546	400 261	6 665 101
		Jun-21	1 292 770	969 932	1 042 950	304 371	298 254	558 991	425 443	737 938	374 046	6 004 695
Production profit	(R'000)	Sep-21	210 074	501 647	278 334	80 749	(24 479)	279 858	(123 083)	229 400	(11 803)	1 420 697
		Jun-21	382 737	335 909	715 786	114 164	29 208	218 621	(149 771)	(8 813)	26 344	1 664 185
Capital expenditure	(R'000)	Sep-21	363 961	182 886	142 951	19 567	43 675	100 369	89 146	49 786	10 687	1 003 028
		Jun-21	342 085	174 871	148 677	22 383	43 766	108 714	93 935	57 760	12 326	1 004 517
Cash operating costs	- R/kg	Sep-21	724 087	588 947	719 120	671 663	902 842	585 339	1 152 659	653 656	864 100	700 587
		Jun-21	617 612	584 295	508 469	586 656	737 067	580 280	1 228 514	814 406	742 652	636 095
Cash operating costs	- R/tonne	Sep-21	3 043	4 050	5 040	5 691	2 838	2 589	3 865	4 830	3 075	3 693
		Jun-21	2 926	3 974	4 192	5 035	2 905	2 574	3 654	4 331	2 877	3 463
Cash operating cost and Capital	- R/kg	Sep-21	918 718	688 180	805 184	712 174	1 019 620	676 833	1 376 083	692 827	887 383	806 649
		Jun-21	783 592	688 385	583 293	630 118	845 938	688 238	1 498 443	878 300	767 705	743 004
All-in sustaining cost	- R/kg	Sep-21	909 677	658 468	823 328	732 778	1 031 601	666 156	1 425 105	722 006	931 186	806 541
		Jun-21	783 256	700 169	593 951	649 235	862 532	674 178	1 480 596	899 251	821 314	751 233
Operating free cash flow margin²	%	Sep-21	(9)%	19%	8%	16%	(21)%	22%	(83)%	21%	(5)%	6%
		Jun-21	4%	11%	34%	22%	(4)%	11%	(89)%	(9)%	6%	9%

		Year ended	SOUTH AFRICA							Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Mine waste solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Sep-21	6 416	1 609	1 011	2 316	388	11 740	13 534	1 051	14 585
		Jun-21	6 454	1 544	1 008	2 914	386	12 306	14 032	670	14 702
Yield	- g/tonne	Sep-21	0.129	0.120	0.132	0.345	0.82	0.19	0.87	1.08	0.88
		Jun-21	0.106	0.124	0.138	0.309	0.74	0.18	0.83	1.78	0.87
Gold produced	- kg	Sep-21	830	193	133	798	319	2 273	11 730	1 138	12 868
		Jun-21	685	192	139	899	285	2 200	11 596	1 190	12 786
Gold sold	- kg	Sep-21	808	195	131	835	309	2 278	11 868	1 127	12 995
		Jun-21	703	197	140	904	285	2 229	11 662	1 242	12 904
Gold price received	- R/kg	Sep-21	721 550	839 169	836 023	849 905	834 634	800 589	834 980	809 337	832 756
		Jun-21	695 987	774 467	797 429	829 626	802 123	777 064	806 119	775 867	803 207
Gold revenue¹	(R'000)	Sep-21	720 152	163 638	109 519	709 671	257 902	1 960 882	10 046 680	912 123	10 958 803
		Jun-21	655 646	152 570	111 640	749 982	228 605	1 898 443	9 567 323	963 627	10 530 950
Cash operating cost (net of by-product credits)	(R'000)	Sep-21	443 064	112 631	76 409	562 677	243 928	1 438 709	8 064 163	473 213	8 537 376
		Jun-21	356 171	101 676	65 693	625 102	198 137	1 346 779	7 323 523	379 469	7 702 992
Inventory movement	(R'000)	Sep-21	(16 999)	(95)	(6 086)	23 457	(13 399)	(13 122)	26 525	21 999	48 524
		Jun-21	10 769	2 812	147	4 410	(719)	17 419	45 370	58 818	104 188
Operating costs	(R'000)	Sep-21	426 065	112 536	70 323	586 134	230 529	1 425 587	8 090 688	495 212	8 585 900
		Jun-21	366 940	104 488	65 840	629 512	197 418	1 364 198	7 368 893	438 287	7 807 180
Production profit	(R'000)	Sep-21	294 087	51 102	39 196	123 537	27 373	535 295	1 955 992	416 911	2 372 903
		Jun-21	288 706	48 082	45 800	120 470	31 187	534 245	2 198 430	525 340	2 723 770
Capital expenditure	(R'000)	Sep-21	21 382	—	1 642	3 951	39 143	66 118	1 069 146	521 489	1 590 635
		Jun-21	20 378	2 746	2 160	8 801	63 764	97 849	1 102 366	360 835	1 463 201
Cash operating costs	- R/kg	Sep-21	533 812	583 580	574 504	705 109	764 665	632 956	687 482	415 829	663 458
		Jun-21	519 958	529 563	472 612	695 330	695 218	612 172	631 556	318 882	602 455
Cash operating costs	- R/tonne	Sep-21	69	70	76	243	629	123	596	450	585
		Jun-21	55	66	65	215	513	109	522	566	524
Cash operating cost and Capital	- R/kg	Sep-21	559 573	583 580	586 850	710 060	887 370	662 044	778 628	874 079	787 070
		Jun-21	549 707	543 865	488 151	705 120	918 951	656 649	726 620	622 104	716 893
All-in sustaining cost	- R/kg	Sep-21	577 537	578 163	549 351	705 537	897 829	666 334	779 110	963 256	795 086
		Jun-21	563 530	544 335	485 714	706 098	936 077	662 400	733 484	693 951	729 680
Operating free cash flow margin²	%	Sep-21	20%	31%	29%	20%	(11)%	17%	8%	16%	9%
		Jun-21	23%	32%	39%	15%	(17)%	16%	10%	27%	12%

¹Includes a non-cash consideration to Franco-Nevada (Sep-21:R137.140m, Jun-21:R166.367m), excluded from the gold price calculation.
²Excludes run of mine costs for Kalgold (Sep-21:-R4.365m, Jun-21:-R4.736m) and Hidden Valley (Sep-21:R231.430m, Jun-21:R36.535m).

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)

		Year ended	SOUTH AFRICA
			UNDERGROUND PRODUCTION
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	TOTAL UNDER- GROUND
Ore milled	- t'000	Sep-21	491	296	261	63	131	273	131	190	142	1 978
		Jun-21	480	272	266	66	112	250	129	187	140	1 902
Yield	- oz/ton	Sep-21	0.122	0.200	0.205	0.246	0.092	0.129	0.098	0.215	0.104	0.154
		Jun-21	0.138	0.199	0.240	0.251	0.115	0.130	0.087	0.155	0.113	0.159
Gold produced	- oz	Sep-21	60 122	59 254	53 402	15 529	12 024	35 269	12 828	40 864	14 757	304 049
		Jun-21	66 263	54 013	63 883	16 558	12 925	32 376	11 188	29 064	15 818	302 088
Gold sold	- oz	Sep-21	60 765	60 411	53 338	15 722	12 153	36 716	11 510	42 793	14 918	308 326
		Jun-21	67 227	52 534	65 877	16 783	13 150	31 283	11 092	29 289	16 043	303 278
Gold price received	- $/oz	Sep-21	1 779	1 779	1 868	1 778	1 779	1 770	1 787	1 775	1 780	1 793
		Jun-21	1 765	1 760	1 890	1 766	1 763	1 760	1 760	1 763	1 767	1 791
Gold revenue¹	($'000)	Sep-21	108 122	107 450	99 658	27 955	21 621	64 978	20 563	75 962	26 561	552 870
		Jun-21	118 645	92 469	124 539	29 637	23 188	55 064	19 521	51 630	28 352	543 045
Cash operating cost (net of by-product credits)	($'000)	Sep-21	92 583	74 217	81 672	22 182	23 088	43 905	31 447	56 806	27 119	453 019
		Jun-21	90 136	69 510	71 543	21 394	20 982	41 378	30 274	52 133	25 874	423 224
Inventory movement	($'000)	Sep-21	1 175	(1 067)	(1 045)	252	207	1 938	(2 468)	3 470	249	2 711
		Jun-21	1 407	(827)	2 310	159	138	(1 795)	(147)	121	613	1 979
Operating costs	($'000)	Sep-21	93 758	73 150	80 627	22 434	23 295	45 843	28 979	60 276	27 368	455 730
		Jun-21	91 543	68 683	73 853	21 553	21 120	39 583	30 127	52 254	26 487	425 203
Production profit	($'000)	Sep-21	14 364	34 300	19 031	5 521	(1 674)	19 135	(8 416)	15 686	(807)	97 140
		Jun-21	27 102	23 786	50 686	8 084	2 068	15 481	(10 606)	(624)	1 865	117 842
Capital expenditure	($'000)	Sep-21	24 885	12 505	9 774	1 338	2 986	6 863	6 094	3 404	730	68 579
		Jun-21	24 224	12 382	10 528	1 585	3 099	7 698	6 651	4 091	872	71 130
Cash operating costs	- $/oz	Sep-21	1 540	1 253	1 529	1 428	1 920	1 245	2 451	1 390	1 838	1 490
		Jun-21	1 360	1 287	1 120	1 292	1 623	1 278	2 706	1 794	1 636	1 401
Cash operating costs	- $/t	Sep-21	189	251	313	352	176	161	240	299	191	229
		Jun-21	188	256	269	324	187	166	235	279	185	223
Cash operating cost and Capital	- $/oz	Sep-21	1 954	1 464	1 712	1 515	2 168	1 439	2 926	1 473	1 887	1 716
		Jun-21	1 726	1 516	1 285	1 388	1 863	1 516	3 300	1 934	1 691	1 636
All-in sustaining cost	- $/oz	Sep-21	1 935	1 400	1 751	1 558	2 194	1 417	3 031	1 535	1 980	1 715
		Jun-21	1 725	1 542	1 308	1 430	1 900	1 485	3 261	1 981	1 809	1 655
Operating free cash flow margin²	%	Sep-21	(9)%	19%	8%	16%	(21)%	22%	(83)%	21%	(5)%	6%
		Jun-21	4%	11%	34%	22%	(4)%	11%	(89)%	(9)%	6%	9%

		Year ended		SOUTH AFRICA						Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Mine waste Solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Sep-21	7 075	1 774	1 115	2 554	428	12 946	14 924	1 159	16 083
		Jun-21	7 117	1 703	1 112	3 213	426	13 571	15 473	739	16 212
Yield	- oz/ton	Sep-21	0.004	0.003	0.004	0.010	0.024	0.006	0.025	0.032	0.026
		Jun-21	0.003	0.004	0.004	0.009	0.022	0.005	0.024	0.052	0.025
Gold produced	- oz	Sep-21	26 685	6 205	4 276	25 656	10 256	73 078	377 127	36 587	413 714
		Jun-21	22 023	6 173	4 469	28 903	9 163	70 731	372 819	38 259	411 078
Gold sold	- oz	Sep-21	25 978	6 269	4 212	26 846	9 935	73 240	381 566	36 234	417 800
		Jun-21	22 602	6 334	4 501	29 064	9 163	71 664	374 942	39 931	414 873
Gold price received	- $/oz	Sep-21	1 535	1 785	1 778	1 807	1 775	1 703	1 776	1 721	1 771
		Jun-21	1 533	1 706	1 756	1 827	1 767	1 711	1 775	1 709	1 769
Gold revenue¹	($'000)	Sep-21	49 241	11 189	7 488	48 524	17 634	134 076	686 946	62 367	749 313
		Jun-21	46 427	10 804	7 905	53 107	16 188	134 431	677 476	68 236	745 712
Cash operating cost (net of by-product credits)	($'000)	Sep-21	30 295	7 701	5 225	38 473	16 680	98 374	551 393	32 356	583 749
		Jun-21	25 221	7 200	4 652	44 264	14 031	95 368	518 592	26 871	545 463
Inventory movement	($'000)	Sep-21	(1 162)	(6)	(416)	1 604	(916)	(896)	1 815	1 504	3 319
		Jun-21	763	199	10	312	(51)	1 233	3 212	4 165	7 377
Operating costs	($'000)	Sep-21	29 133	7 695	4 809	40 077	15 764	97 478	553 208	33 860	587 068
		Jun-21	25 984	7 399	4 662	44 576	13 980	96 601	521 804	31 036	552 840
Production profit	($'000)	Sep-21	20 108	3 494	2 679	8 447	1 870	36 598	133 738	28 507	162 245
		Jun-21	20 443	3 405	3 243	8 531	2 208	37 830	155 672	37 200	192 872
Capital expenditure	($'000)	Sep-21	1 462	—	113	270	2 676	4 521	73 100	35 657	108 757
		Jun-21	1 443	194	153	623	4 514	6 927	78 057	25 551	103 608
Cash operating costs	- $/oz	Sep-21	1 135	1 241	1 222	1 500	1 626	1 346	1 462	884	1 411
		Jun-21	1 145	1 166	1 041	1 531	1 531	1 348	1 391	702	1 327
Cash operating costs	- $/t	Sep-21	4	4	5	15	39	8	37	28	36
		Jun-21	4	4	4	14	33	7	34	36	34
Cash operating cost and Capital	- $/oz	Sep-21	1 190	1 241	1 248	1 510	1 887	1 408	1 656	1 859	1 674
		Jun-21	1 211	1 198	1 075	1 553	2 024	1 446	1 600	1 370	1 579
All-in sustaining cost	- $/oz	Sep-21	1 228	1 230	1 168	1 500	1 909	1 417	1 657	2 048	1 691
		Jun-21	1 241	1 199	1 070	1 555	2 062	1 459	1 615	1 530	1 607
Operating free cash flow margin²	%	Sep-21	20%	31%	29%	20%	(11)%	17%	8%	16%	9%
		Jun-21	23%	32%	39%	15%	(17)%	16%	10%	27%	12%

¹Includes a non-cash consideration to Franco-Nevada (Sep-21:US$9.377m, Jun-21:US$11.781m), excluded from the gold price calculation.
²Excludes run of mine costs for Kalgold (Sep-21:-US$0.298m, Jun-21:-US$0.335m) and Hidden Valley (Sep-21:US$15.824m, Jun-21:US$2.587m).

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman), JM Motloba* (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer),
BP Lekubo (financial director), HE Mashego (executive director)
JA Chissano*^#, FFT De Buck*^, Dr DSS Lushaba*^, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, JL Wetton*^, AJ Wilkens*, P Turner*^
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120
COMPANY SECRETARIAT
E-mail: companysecretariat@harmony.co.za Telephone: +27 11 411 2359

TRANSFER SECRETARIES
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn,
NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1 886 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Proprietary) Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
ISIN: ZAE 000015228
HARMONY’S ANNUAL REPORTS
Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2021, are available on our website (www.harmony.co.za/invest).

FORWARD-LOOKING STATEMENTS
This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, impact of Covid-19 on our operational and financial estimates and results estimates of future earnings, and the sensitivity of earnings to the prices of gold and other metals prices estimates of future production and sales for gold and other metals, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the prices of gold and other metals, estimates of provision for silicosis settlement; estimates of future tax liabilities under the Carbon Tax Act, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operation, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions related to industrial action or health and safety incidents, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions, our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities, potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights, our ability to protect our information technology and communication systems and the personal data we retain, risks related to the failure of internal controls, the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.harmony.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 11, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director